New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Thomas J. Reid

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4233 tel 212 701 5233 fax tom.reid@davispolk.com

September 29, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia D. Blye

Re:	InterContinental Hotels Group PLC Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on April 7, 2009 File No. 1-10409

Dear Ms. Blye:

On behalf of our client, InterContinental Hotels Group PLC (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 20, 2009 (the “Comment Letter”), with respect to the above referenced filing on Form 20-F (the “20-F”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, the comments from the Comment Letter are restated in bold italics prior to the Company’s response.

General

1.
We note from your website that a new hotel in Syria, InterContinental Damascus, is scheduled to open in 2012. Syria is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any equipment or services you have provided to Syria, directly or indirectly, and discuss

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whether you have agents or employees in Syria and any agreements, commercial arrangements, or other contacts you have had with Syrian government or entities controlled by that government.

The Company is a global hotels group which operates through various subsidiaries and affiliates in approximately 100 countries and territories worldwide. Through its subsidiaries and affiliates, it franchises, manages and owns hotels under seven different brands. The Company does not have any agreements or commercial arrangements, or other contacts with the Syrian government, entities controlled by the Syrian government, or Syrian persons designated on U.S. or United Kingdom (“U.K.”) sanctions lists.

The Company’s past, current and anticipated operations in, and other contacts with, Syria relate principally to two planned hotels, an InterContinental and a Holiday Inn, both of which are in Damascus, and are described in detail below. Both hotels will be owned by third-party owners and the hotel operations will be managed by the Company in return for management and other fees, as described below. Neither hotel is operational, as both hotels are at the architectural stage and construction has not yet commenced. If the hotels are not constructed, the Company will not receive any management or license fees. In this case, damages may be payable, depending on the circumstances, but such amounts would be negligible within the context of the Company’s consolidated group revenues.

InterContinental Damascus

In 2007, the Company was approached by a privately-owned general contracting company that owns a number of hotels in the Middle East, in connection with the development and operation of a hotel in Damascus, Syria under the Company’s InterContinental brand. The hotel developer, which will own the hotel once constructed, is a Syrian company owned by a Kuwaiti fund.

The InterContinental Damascus project is at an architectural stage with no construction having commenced. The Company has been informed by the owner that it currently anticipates the completion date to be May 2012.

The Company, through a U.K. subsidiary, entered into a Technical Services Agreement (“TSA”) with the owner in May 2007 to provide advice and technical services in connection with the construction of an InterContinental hotel in Damascus, Syria. The Company, through a U.S. subsidiary, entered into a Hotel Management Agreement (“HMA”) in April 2008, pursuant to which such subsidiary of the Company or any other subsidiary of the Company to which the Company would elect to assign the HMA, would manage the hotel, such HMA to be effective once the hotel opens.*

TSA

Pursuant to the terms of the TSA, the Company, through a designated U.K. subsidiary, is currently providing technical services and advice for the construction of the hotel. The Company is acting as a consultant to the owner and provides the owner with the relevant

 * This is a standard method of documenting this type of deal in the hotel industry.

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brand standards and hotel technical specifications. Further, the Company reviews technical drawings and advises the owner on the hotel’s functionalities to ensure that the hotel will comply with relevant brand standards. The owner is undertaking the hotel’s construction and no equipment or labor is provided by the Company for the hotel’s construction.

As with most arrangements of this nature entered into by the Company, pursuant to the TSA, the Company is entitled to a technical services fee, in this case, half of which was paid on signing the TSA, a further 25% of which is payable when construction commences and the balance of which is payable on completion. The amount paid upon the signing of the TSA in 2007 (being 50% of the TSA fee)  represented substantially less than 0.01% of the Company’s consolidated group revenues for that year.

HMA

Pursuant to the terms of the HMA, the Company will, initially through a U.S. subsidiary, manage the hotel on behalf of the owner. Although not identified at this stage, it is likely that the Company will decide to assign the HMA to another subsidiary of the Company. Once the hotel is opened during the term of the HMA, it may be necessary for the Company, acting on behalf of the owner through the hotel’s General Manager, to procure small operating equipment for hotel operations. All operating equipment required for hotel operations will be locally sourced and paid for by the owner.

Once the hotel opens and operations commence, pursuant to the HMA, the Company will receive: (i) a base management fee, (ii) an incentive fee and (iii) system assessment fees for: (a) the management of the hotel, (b) the use of the InterContinental brand and (c) participation in the Company’s marketing and distribution system. To date, no fees have been received by the Company under the HMA, as the hotel has not yet opened. If the hotel is opened, the Company does not expect that any revenues received pursuant to the HMA would be material to the Company’s consolidated group revenues.

The Company has not invested, does not intend to invest, and will not be required to invest, any of its own capital in connection with the construction or the future operation of the hotel, and will not own any interest in the hotel.

Holiday Inn Damascus

In 2008, the Company was approached by a United Arab Emirates registered private construction group in connection with the development and operation of a hotel in Damascus, Syria, under the Company’s Holiday Inn brand. This construction group is the hotel developer and will own the hotel once constructed.

The Holiday Inn Damascus project is at an architectural stage. The Company has been informed by the owner that it currently anticipates the completion date to be December 2011. Excavation works have started on the site, although structural work has not yet commenced. The Company believes construction may commence before the end of 2009.

The Company, through the same U.K. subsidiary used for the InterContinental Damascus hotel, entered into a TSA with the owner in June 2008 to provide advice and technical

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services in connection with the construction of the Holiday Inn hotel in Damascus, Syria. The Company, through a Hong Kong subsidiary, entered into a HMA in November 2008, pursuant to which such subsidiary of the Company or any other subsidiary of the Company to which the Company would elect to assign the HMA, would manage the hotel, such HMA to be effective once the hotel opens.

TSA

Pursuant to the terms of the TSA, the Company, through a designated U.K. subsidiary, is currently providing technical services and advice for the construction of the hotel. The Company is acting as a consultant to the owner and provides the owner with the relevant brand standards and hotel technical specifications. Further, the Company reviews technical drawings and advises the owner on the hotel’s functionalities to ensure that the hotel will comply with relevant brand standards. The owner is undertaking the hotel’s construction and no equipment or labor is provided by the Company for the hotel’s construction.

As with the InterContinental Damascus hotel and, pursuant to the TSA, the Company is entitled to a technical services fee, half of which was paid on signing the TSA, a further 25% of which is payable when construction commences and the balance of which is payable on completion. The amount paid upon the signing of the TSA in 2008 (being 50% of the TSA fee) represented substantially less than 0.01% of the Company’s consolidated group revenues for that year.

HMA

Pursuant to the terms of the HMA, the Company will, initially through a Hong Kong subsidiary, manage the hotel on behalf of the owner. Although not identified at this stage, it is likely that the Company will decide to assign the HMA to another subsidiary of the Company. Once the hotel is opened and during the term of the HMA, it may be necessary for the Company, acting on the behalf of the owner through the hotel’s General Manager, to procure small operating equipment for hotel operations. All operating equipment required for hotel operations will be locally sourced and paid for by the owner.

Once the hotel opens and operations commence, pursuant to the HMA, the Company will receive: (i) a base management fee, (ii) an incentive fee and (iii) system assessment fees for: (a) the management of the hotel, (b) the use of the Holiday Inn brand and (c) participation in the Company’s marketing and distribution system. To date, no fees have been received by the Company under the HMA, as the hotel has not yet opened. If the hotel is opened, the Company does not expect that any revenues received pursuant to the HMA would be material to the Company’s consolidated group revenues.

The Company has not invested, does not intend to invest, and will not be required to invest, any of its own capital in connection with the construction or future operation of the hotel, and will not own any interest in the hotel.

Employees

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The Company currently has no employees working in or based in Syria. Certain of the Company’s employees have visited Syria to finalize the terms of the agreements for both hotels and to provide advice under the TSAs.

Ten to twelve months prior to the anticipated opening date of each hotel, the Company intends to recruit and employ a General Manager to run each hotel. Each hotel’s General Manager will be based in Syria. With the exception of the General Manager, all of the employees of the hotels will be employed by the respective owners.

The Company currently has no agents acting on its behalf in Syria.

Other

The Company is currently exploring the possibility of some additional hotel leads in Syria. These discussions are at a very early stage and may or may not lead to the signing of agreements. If agreements are signed, they are likely to have a similar structure to those referred to above, but at this stage it is too early to anticipate the terms of any hotel operations, or even whether or not the transactions will proceed to signing. These discussions do not involve the Syrian government, or Syrian persons designated on U.S. or U.K. sanctions lists.

2.
You state on pages 18-19, 30-32, and elsewhere in the Form 20-F that you operate in the Americas, the Middle East, and Africa, regional references generally understood to encompass Cuba, Iran, and Sudan. We note that the 20-F does not include disclosure regarding any contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Iran and Sudan, whether through subsidiaries, affiliates, or other direct or indirect arrangements. With respect to any such contacts, provide the same type of information requested in the foregoing comment regarding contacts with Syria.

The Company does not have any past, current or anticipated contacts with Cuba, Iran or Sudan, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

3.
Please discuss the materiality of any contacts with Cuba, Iran, Syria and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets and liabilities associated with Cuba, Iran, Syria, and Sudan for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, and Sudan.

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As indicated in response #2, the Company does not have any past, current or anticipated contacts with Cuba, Iran or Sudan, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

The agreements referred to in response #1 are immaterial within the context of the Company’s consolidated operations, and the Company believes they do not constitute a material investment risk for the Company’s security holders.

In assessing the materiality of the Company’s contacts with Syria (discussed in response #1), and whether those contacts pose a material investment risk to the Company’s security holders, the Company considered both quantitative and qualitative factors.

The Company’s assessment of quantitative factors included consideration of the impact of the Company’s contacts in Syria in the context of revenues, assets and liabilities. The Company has no assets or liabilities associated with Syria.  Total revenues actually generated from the TSAs in respect of both hotels in 2007 and 2008 were less than US$100,000 and US$150,000, respectively, which represented substantially less than 0.01% of the Company’s consolidated group revenues for each of 2007 and 2008. The total amount of fees the Company is entitled to under the TSAs, assuming the hotels are constructed, represents 0.02% of the Company’s consolidated group revenues for 2008. Accordingly, the Company’s contacts in Syria are not material to the Company’s results of operations or financial condition.

The Company has not received any revenues to date in 2009 and it is not yet certain whether any revenues will be generated in 2009. A regular income stream for either hotel could only be predicted once the hotel is constructed and operating which, at this stage, is still uncertain. Even if the Company receives future revenues from these hotels, it does not expect that such revenues would be material to its consolidated group revenues.

The InterContinental Damascus hotel and the Holiday Inn Damascus hotel, once completed, would represent only two of the 4,303 hotels in the Company’s global system as of June 30, 2009. Further, the 617 total rooms that are expected to comprise the two hotels, would represent only approximately 0.098% of the approximately 629,700 total rooms at the Company’s various hotels franchised, managed or owned around the world as of June 30, 2009.

The Company’s assessment of qualitative factors included consideration of the potential impact of such contracts upon the Company’s reputation and share value. The Company does not believe that operating hotels in Syria would have a negative impact on the Company’s reputation and share value. The Company is not the first international hotel operator to operate in Syria and several other global hotel groups currently operate in Syria.

In addition, the Company notes that “U.S. persons”, as defined in U.S. economic sanctions regulations, are not prohibited from making investments in, or exporting services to, Syria. Therefore, the activities of a U.S. subsidiary of the Company related to the InterContinental Damascus hotel described above do not violate U.S. economic

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sanctions. Further, the Company’s and its subsidiaries’ activities in Syria have been conducted in compliance with all applicable laws.

The Company’s plans regarding the InterContinental Damascus hotel and Holiday Inn Damascus hotel have been publicly disclosed by the Company on its website. To the knowledge of the Company’s management, no question or comment has been raised regarding the Company’s management of the hotels at any of the Company’s shareholders’ meetings, on any investor call or presentation or via a communication to its Investor Relations Department.

The Company’s assessment of quantitative and qualitative factors also took into consideration the views of the Commission set out in Staff Accounting Bulletin No. 99 – “Materiality” and in particular concluded that the financial impact of the contracts in Syria: (1) did not mask a change in earnings or other trends, (2) was not expected to materially impact analysts’ expectations, (3) did not change a loss into income or vice versa and (4) had no effect on management’s compensation.

For the foregoing reasons, the Company believes that security holders agree with its assessment that the planned hotels in Syria and the Company’s contacts with Syria are not material and do not constitute a material risk.

Notwithstanding the foregoing, in the event the hotels in Damascus are opened while Syria continues to be designated as a state sponsor of terrorism and to be the subject of U.S. economic sanctions, to the extent the Staff believes it would be helpful to security holders, the Company would be willing at that time to include disclosure in its 20-Fs that the Company manages two hotels located in Damascus, Syria, a country that is on the U.S. list of state sponsors of terrorism and that is subject to U.S. regulations (including prohibitions on dealing with specified entities) and sanctions (including export sanctions and ineligibility to receive most forms of U.S. aid).

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4233.

Very truly yours,

p.p. Connie Milonakis

Thomas J. Reid